

October 19, 2012

Via E-mail
Anton Aleksandrov
President
4G Enterprises, Inc.
800 Town and Country Blvd., Suite 300
Houston, Texas 77024

> **Re:** **4G Enterprises, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 5, 2012**
> **File No. 333-183620**

Dear Mr. Aleksandrov:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1. We note your response to comment 8 in our letter dated September 25, 2012 and the related revisions in your filing that "[w]e estimate our offering costs at $11,008.60 which would leave us with net proceeds of $63,991.40." We also note your response to comment 12 that you have already paid the fees related to this offering. Please thoroughly revise your filing, such as in the tables on the prospectus cover page, Use of Proceeds section and Management's Discussion and Analysis section, to account for your offering costs. Specifically, please revise these tables to reflect that the net proceeds will be $63,991.40 and not $75,000. Please see Item 501(b)(3) of Regulation S-K.

Risk Factors, page 7

2. We note your response to comment 10 in our letter dated September 25, 2012 and the related revisions in your filing. Please revise to delete the following "The risks and

uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that adversely affect our business."

3. We note your response to comment 18 in our letter dated September 25, 2012. In an appropriate risk factor, please discuss the risks associated with your intellectual property, including the risk that you will not complete the design work on your system by the first quarter of 2013 and will lose your provisional patent.

Business, page 16

4. We note your response to comment 4 in our letter dated September 25, 2012 and the related revisions in your filing. Please revise the following statements on page 18 to indicate that you might not complete and commercialize your product: "When our product is ready for the commercial market…" and "This means that after we have built an operating prototype plant…."

Certain Relationships and Related Party Transactions, page 35

5. We note your response to comment 26 in our letter dated September 25, 2012 and the related revisions in your filing. Please revise the first sentence of this section to clarify that your disclosure pertains to the last three fiscal years. Please see Instruction 1 to Item 404(d) of Regulation S-K.

Index to Financial Statements, page 40

Balance Sheet, page F-2

6. We reviewed your response to comment 27 in our letter dated September 25, 2012. We note the second sentence in the first paragraph on page 20 which states that the provisional patent is valid for one year. We also assume that any related permanent patent will have a legal term. In light of these legal terms, please tell us your consideration of depreciating this asset pursuant to ASC 350-30-35-3c.

Statement of Changes in Stockholders' Equity, F-5

7. We reviewed your response to comment 28 in our letter dated September 25, 2012. As previously requested, please explain in detail how you determined the $0.001 per share fair value of common stock issued on May 21, 2012 for services rendered. Please reconcile your explanation to the footnote disclosures on page 33 that you calculated the fair value of the stock grants based upon the most recent transaction value of your securities to investors in arms-length transactions or revise your disclosures on page 33. Please also tell us why the May 8, 2012 sale of Convertible Series A preferred stock for $40,000 does not represent fair value as defined in the FASB Accounting Standards

Codification's Master Glossary. In this regard, pursuant to ASC 718-10-30-2, share based transactions with employees should be measured based on fair value of the equity instruments issued. Finally, please explain in detail why the $0.001 per share fair value determined is a better estimate of fair value than the contemporaneous May 8, 2012 sale.

Exhibit 23.1

8. The consent refers to the Registration Statement filed August 29, 2012.   Please file an updated consent which refers to Amendment No. 2 with Amendment No. 2.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849, if you have questions regarding comments on the financial statements and related matters. Please contact Angie Kim, Staff Attorney, at (202) 551-3535, or Lilyanna Peyser, Staff Attorney, at (202) 551-3222, or me, at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara L. Ransom
Assistant Director

cc: David M. Loev
       The Loev Law Firm, PC